EX 99.28(d)(6)(ii)

Amendment
to Amended and Restated
Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and Dimensional Fund Advisors L.P.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Dimensional Fund Advisors L.P., a Delaware limited partnership and investment adviser registered as such under the Investment Advisers Act of 1940, as amended (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 30th day of April, 2012, and Amended and Restated effective as of the 1st day of December, 2012 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust (“Trust”).

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 3. “Management”;
Section 12. “Duration and Termination”; and
Section 15. “Confidential Treatment”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete the existing sub-paragraph e) in Section 3. “Management” after the heading entitled “The Sub-Adviser further agrees that it” in its entirety and replace it with the following:

e)
as a service provider to the Funds will periodically provide information, including information about the Sub-Adviser’s compliance program adopted pursuant to Rule 206(4)-7 under the Investment Advisers Act, as may be reasonably requested by the Chief Compliance Officer of the Trust in the execution of his/her responsibilities to monitor service providers to the Funds under Rule 38a-1 under the 1940 Act including any applicable document requests;

Add the following as a new sub-paragraph c) in Section 3. “Management” after the heading entitled “The Sub-Adviser further agrees that it”, and re-number all sub-paragraphs alphabetically thereafter:

c)	will comply in all material respects with all foreign laws, regulations, and regulatory requirements as set forth by foreign regulatory agencies, as applicable;

Delete Section 12. “Duration and Termination” in its entirety, and replace it with the following:

12. Duration and Termination.  This Agreement will become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, the initial term will continue in effect through June 30, 2013. Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through June 30th of each successive year following the initial term, for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuation is specifically approved at least annually by the Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund, and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of the Adviser, or of the Sub-Adviser. Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Trust or Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment.  (As used in this Agreement, the terms “majority of the outstanding voting securities”, “interested persons” and “assignment” have the same meaning of such terms as in the 1940 Act.)  Section 10 and 11 herein shall survive the termination of this Agreement.

Delete Section 15. “Confidential Treatment” in its entirety, and replace it with the following:

15.           Confidential Treatment.  All information and advice, and any related records, furnished by one party to the other party (including their respective agents, employees, and representatives and the agents, employees, and representatives of any affiliates) hereunder shall be treated as confidential and, except as otherwise noted in this paragraph, shall not be disclosed to third parties, except as may be necessary to comply with applicable laws, rules and regulations, subpoenas, court orders; as required in the administration and management of the Funds; or in response to a request by a regulator or auditor of the Sub-Adviser.  In addition, the Sub-Adviser will not use such records or information for any purpose other than the performance of its responsibilities and duties hereunder or for other purposes not inconsistent with the Sub-Adviser’s fiduciary duties to the Funds, except after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where the Sub-Adviser may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when requested by the Trust, provided, however, that notwithstanding the foregoing, the Sub-Adviser may disclose such information to comply with applicable laws, rules and regulations, subpoenas, court orders; as required in the administration and management of the Funds; or in response to a request by a regulator or auditor of the Sub-Adviser.  Furthermore, except as required by law (including, but not limited to semi-annual, annual or filings made under the 1940 Act) or as agreed to by the Adviser and the Sub-Adviser, the Adviser and the Trust will disclose portfolio holdings information of a Fund only in conformity with the Trust’s policies and procedures relating to the disclosure of portfolio holdings of a Fund.  Nothing in this provision will prevent disclosure of any information to the Sub-Adviser’s officers, directors, employees, outside attorney or accountants.  It is understood that any information or recommendation supplied by, or produced by, the Sub-Adviser in connection with the performance of its obligations hereunder is to be regarded as confidential and for use only by the Adviser and the Trust.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 21st day of June 2013, effective May 30, 2013.

Jackson National Asset Management, LLC		Dimensional Fund Advisors L.P. by Dimensional Holdings, Inc., its general partner

By:	/s/ Mark D. Nerud	By:	/s/ Valarie A. Brown
Name:	Mark D. Nerud	Name:	Valarie A. Brown
Title:	President and CEO	Title:	Vice President